August 16, 2023

NOTICE OF REDEMPTION OF CERTAIN WARRANTS (CUSIP 408302115)

Dear Public Warrant Holder,

Hammerhead Energy Inc. (the "Company") hereby gives notice that it is redeeming, at 5:00 p.m. New York City time on September 15, 2023 (the "Redemption Date"), all of the Company's outstanding public warrants (the "Public Warrants") to purchase the Company's Class A Common Shares, without par value (the "Common Shares"), that were originally issued under the Warrant Agreement, dated August 10, 2021 (the "Warrant Agreement"), by and between Decarbonization Plus Acquisition Corporation IV ("DCRD") and Continental Stock Transfer & Trust Company, as warrant agent, as part of the units sold in DCRD's initial public offering (the "IPO"), and assumed by the Company pursuant to an amended and restated warrant agreement, dated February 22, 2023 (the "A&R Warrant Agreement"), by and among the Company, Computershare Inc. and Computershare Trust Company, N.A., as warrant agent (the "Warrant Agent"), for a redemption price of $0.10 per Public Warrant (the "Redemption Price"). Each Public Warrant entitles the holder thereof to purchase one Common Share for a purchase price of $11.50 per share, subject to certain adjustments. Any Public Warrants that remain unexercised at 5:00 p.m. New York City time on the Redemption Date will be void and no longer exercisable and their holders will have no rights with respect to those Public Warrants, except to receive the Redemption Price or as otherwise described in this notice for holders who hold their Public Warrants in "street name." The Public Warrants trade on the NASDAQ Stock Market ("NASDAQ") and the Toronto Stock Exchange ("TSX") under the symbols "HHRSW" and "HHRS.WT", respectively. On August 15, 2023, the closing prices of the Common Shares on the NASDAQ and the TSX were $10.36 and C$13.75, respectively.

Additionally, at 5:00 p.m. New York City time on the Redemption Date, the Public Warrants will cease trading on the NASDAQ and the TSX.

TERMS OF REDEMPTION; CESSATION OF RIGHTS

The rights of the Public Warrant holders to exercise their Public Warrants will terminate immediately prior to 5:00 p.m. New York City time on the Redemption Date. At 5:00 p.m. New York City time on the Redemption Date and thereafter, holders of unexercised Public Warrants will have no rights with respect to those warrants, except to receive the Redemption Price or as otherwise described in this notice for holders who hold their Public Warrants in "street name." We encourage you to consult with your broker, financial advisor and/or tax advisor to consider whether or not to exercise your Public Warrants. Please note that the act of exercising is VOLUNTARY, meaning that a holder of Public Warrants must instruct its broker to submit its Public Warrants for exercise.

The Company is exercising this right to redeem the Public Warrants pursuant to Section 6 of the A&R Warrant Agreement. Pursuant to Section 6.2 of the A&R Warrant Agreement, the Company has the right to redeem all of the outstanding Public Warrants if the last reported sales price of the Common Shares equals or exceeds $10.00 per share on the trading day prior to the date on which a notice of redemption is given. This share price performance requirement was satisfied as of August 15, 2023.

EXERCISE PROCEDURE

Public Warrant holders have until 5:00 p.m. New York City time on the Redemption Date to exercise their Public Warrants to purchase Common Shares. Public Warrants may be exercised (i) for cash, at a cash price of $11.50 per Public Warrant exercised (the "Cash Exercise Price") or (ii) on a "cashless basis" in which the exercising holder will receive a number of Common Shares to be determined in accordance with the terms of the A&R Warrant Agreement and based on the Redemption Date and the average last reported sale price (the "Fair Market Value") of the Common Shares during the 10 trading days immediately following the date on which this notice of redemption is sent to holders of Public Warrants. The Company will provide holders the Fair Market Value no later than one business day after such 10-trading day period ends. In no event will the number of Common Shares issued in connection with an exercise on a cashless basis exceed 0.361 Common Shares per Public Warrant. If any holder of Public Warrants would, after taking into account all of such holder's Public Warrants exercised at one time, be entitled to receive a fractional interest in a Common Share, the number of shares the holder will be entitled to receive will be rounded down to the nearest whole number of shares.

Payment of the Cash Exercise Price may be made by wire transfer of immediately available funds. Wire instructions will be provided to the Depository Trust Company and will otherwise be provided upon request.

Those who hold their Public Warrants in "street name" should immediately contact their broker to determine their broker's procedure for exercising their Public Warrants because the process to exercise is voluntary.

Persons who are holders of record of their Public Warrants may exercise their Public Warrants by sending (1) a fully and properly completed "Election to Purchase" (a form of which is attached hereto as Annex A), duly executed and indicating, among of things, the number of Public Warrants being exercised and whether such Public Warrants are being exercised on a cash or cashless basis, and (2) if exercised for cash, payment in full of the Cash Exercise Price via wire transfer or other method of payment permitted by the A&R Warrant Agreement to the Warrant Agent:

Computershare Trust Company, N.A.

150 Royall Street, Canton, MA 02021

Attention: Corporate Actions

Telephone: 1-800-736-3001

The method of delivery of the Public Warrants is at the option and risk of the holder, but if mail is used, registered mail properly insured is suggested.

The fully and properly completed Election to Purchase and, if the applicable Warrants are exercised for cash, payment in full of the Cash Exercise Price must be received by Computershare Trust Company, N.A. prior to 5:00 p.m. New York City time on the Redemption Date. Subject to the following paragraph, any failure to deliver a fully and properly completed Election to Purchase or, if the applicable Warrants are exercised for cash, the payment in full of the Cash Exercise Price before such time will result in such holder's Public Warrants being redeemed and not exercised.

WARRANTS HELD IN STREET NAME

For holders of Public Warrants who hold their warrants in "street name," provided that a Notice of Guaranteed Delivery and, in the case of a cash exercise, payment in full of the Cash Exercise Price, is received by the Warrant Agent prior to 5:00 p.m. New York City time on the Redemption Date, broker-dealers shall have two business days from the Redemption Date, or 5:00 p.m. New York City time on September 15, 2023, to deliver the Public Warrants to the Warrant Agent. Any such Public Warrant received without the Election to Purchase or the Notice of Guaranteed Delivery having been duly executed and fully and properly completed or, in the case of a cash exercise, without the payment in full of the Cash Exercise Price will be deemed to have been delivered for redemption (at $0.10 per Public Warrant), and not for exercise.

REDEMPTION PROCEDURE

Payment of the Redemption Price will be made by the Company upon presentation and surrender of a Public Warrant for payment after 5:00 p.m. New York City time on the Redemption Date. Those who hold their shares in "street name" should contact their broker to determine their broker's procedure for redeeming their Public Warrants.

*****

Any questions you may have about redemption and exercising your Public Warrants may be directed to the Warrant Agent at its address and telephone number set forth above.

Sincerely,

Hammerhead Energy Inc.

/s/ Michael Kohut
Name: Michael Kohut
Title: Senior Vice President, Chief Financial Officer

[Signature page to the Notice of Redemption]

Annex A

HAMMERHEAD ENERGY INC.

Election to Purchase

(To Be Executed Upon Exercise of Warrant)

The undersigned hereby irrevocably elects to exercise the right, represented by this Warrant Certificate, to receive _________ Class A Common Shares and herewith tenders payment for such Class A Common Shares to the order of Hammerhead Energy Inc. (the "Company") in the amount of $_________ in accordance with the terms hereof. The undersigned requests that the register of members of the Company be updated to reflect the issuance of such Class A Common Shares and a certificate for such Class A Common Shares be registered in the name of _________, whose address is _________ and that such Class A Common Shares be delivered to _________ whose address is _________. If said number of Class A Common Shares is less than all of the Class A Common Shares purchasable hereunder, the undersigned requests that a new Warrant Certificate representing the remaining balance of such Class A Common Shares be registered in the name of _________, whose address is  _________ and that such Warrant Certificate be delivered to  _________, whose address is _________.

In the event that the Warrant has been called for redemption by the Company pursuant to Section 6.2 of the Warrant Agreement and the undersigned elects to exercise its Warrant pursuant to a Make-Whole Exercise, the number of Class A Common Shares that this Warrant is exercisable for shall be determined in accordance with Section 6.2 of the Warrant Agreement.

In the event that the Warrant is a Private Placement Warrant that is to be exercised on a "cashless" basis pursuant to subsection 3.3.1(c) of the Warrant Agreement, the number of Class A Common Shares that this Warrant is exercisable for shall be determined in accordance with subsection 3.3.1(c) of the Warrant Agreement.

In the event that the Warrant is to be exercised on a "cashless" basis pursuant to Section 7.4 of the Warrant Agreement, the number of Class A Common Shares that this Warrant is exercisable for shall be determined in accordance with Section 7.4 of the Warrant Agreement.

In the event that the Warrant may be exercised, to the extent allowed by the Warrant Agreement, through cashless exercise (i) the number of Class A Common Shares that this Warrant is exercisable for would be determined in accordance with the relevant section of the Warrant Agreement which allows for such cashless exercise; (ii) the holder hereof hereby undertakes to pay on demand the relevant aggregate nominal value for the Class A Common Shares to be issued, and (iii) the holder hereof shall complete the following: The undersigned hereby irrevocably elects to exercise the right, represented by this Warrant Certificate, through the cashless exercise provisions of the Warrant Agreement, to receive _________ Class A Common Shares. If said number of Class A Common Shares is less than all of the Class A Common Shares purchasable hereunder (after giving effect to the cashless exercise), the undersigned requests that a new Warrant Certificate representing the remaining balance of such Class A Common Shares be registered in the name of _________, whose address is _________ and that such Warrant Certificate be delivered to _________, whose address is _________.

[Signature Page Follows]

Date:

(Signature)

(Address)

(Tax Identification Number)

Signature Guaranteed:

THE SIGNATURE(S) SHOULD BE GUARANTEED BY AN ELIGIBLE GUARANTOR INSTITUTION (BANKS, STOCKBROKERS, SAVINGS AND LOAN ASSOCIATIONS AND CREDIT UNIONS WITH MEMBERSHIP IN AN APPROVED SIGNATURE GUARANTEE MEDALLION PROGRAM, PURSUANT TO SEC RULE 17Ad-15 (OR ANY SUCCESSOR RULE)) UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.